SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 5, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on May 4, 2020.

RESOLUTIONS ADOPTED BY THE GENERAL AND SPECIAL SHAREHOLDERS’ MEETING HELD ON 04/30/2020

Before discussing the items of the Agenda, in accordance with the provisions of General Resolution No. 830/2020 issued by the Argentine Securities Exchange Commission, the following motion was made:

Evaluate holding this General and Special Shareholders’ Meeting remotely.

For a majority of 453,476,637 votes for and 180,000,000 abstentions, the Shareholders resolved to approve this motion.

ITEM # 1: For a majority of 632,436,567 votes for, 121,080 abstentions and 918,990 votes against this motion, the Shareholders decided to appoint the representatives of Mr. Jorge Horacio Brito, ANSES-FGS and The Bank of New York Mellon, to sign the minutes of this meeting.

ITEM # 2: For a majority of 613,697,427 votes for, 18,693,660 abstentions and 1,085,550 votes against this motion, the Shareholders resolved to approve the documents under Section 234, subsection 1, of Law 19550, for the fiscal year of the Company ended December 31, 2019.

ITEM # 3: For a majority of 494,426,780 votes for, 138,124,627 abstentions and 925,230 votes against this motion, with the appropriate abstention in each case of the shareholders members of the Board, Mr. Delfin Jorge Ezequiel Carballo and Delfín Federico Ezequiel Carballo, with respect to their own performance, the Shareholders resolved to approve the performance of the Board and the acts and proceedings carried out by the Supervisory Committee during the fiscal year 2019.

ITEM # 4: For a majority of 631,813,007 votes for, 733,510 abstentions and 930,120 votes against this motion, the Shareholders resolved to apply the accumulated retained earnings as of December 31, 2019 totaling AR$ 40,588,848,524.10 as follows:

a)	the amount of AR$ 8,159,955,104.82 to the Legal Reserve Fund;
b)	AR$ 32,428,893,419.28 to the optional reserve fund for future distribution of profits under Communication “A” 6464 and supplementary provisions issued by the Central Bank of the Republic of Argentina.

ITEM # 5: For a majority of 631,844,417 votes for, 713,990 abstentions and 918,230 votes against this motion, the Shareholders resolved to approve (i) the separation of AR$ 12,788,268,160 from the optional reserve fund, representing AR$ 20 per share, for the payment of a cash dividend subject to prior authorization of the Central Bank of the Republic of Argentina (BCRA). The Shareholders’ were advised that the Central Bank of the Republic of Argentina has not yet informed its decision regarding the requested authorization for the distribution of dividends and that, pursuant to the provisions of BCRA’s Communiqué “A” 6939, the distribution of profits by financial entities is suspended until 06/30/2020; and (ii) delegate to the Board the powers to determine de date of the effective availability to the shareholders of the approved cash dividend in proportion to their respective shareholdings, once the above mentioned authorization is obtained from the BCRA.

ITEM # 6: For a majority of 447,531,387 votes for, 756,340 abstentions and 185,188,910 votes against this motion, the Shareholders’ Meeting resolved (i) to approve the remunerations payable to the members of the Board of Directors for the fiscal year ended December 31, 2019, on the amount of AR$ 1,710,824,255.51, this amount representing 4.98% of the computable profit, i.e., after deducting the legal reserve fund from the net profit for the year. Such amount includes the amount of AR $ 31,612,734.51 corresponding to fees for the services rendered by the directors of Banco del Tucumán S.A., a company absorbed and merged into Banco Macro S.A. during the year 2019; and (ii) to delegate to the Board of Directors the allocation of the approved remunerations to each member of the Board.

ITEM # 7: For a majority of 631,677,027 votes for, 763,770 abstentions and 1,035,840 votes against this motion, the Shareholders’ Meeting resolved: (i) to approve an amount of fees for the Supervisory Committee equal to AR$ 2,851,338, such amount being reported in the statement of income for the fiscal year ended December 31, 2019. Such amount includes the amount of AR $ 942,363 corresponding to fees for the services rendered by the members of the Supervisory Committee of Banco del Tucumán S.A., a company absorbed and merged into Banco Macro S.A. during the year 2019, and (ii) to delegate to the Board of Directors the allocation of the approved remunerations to each member of the Supervisory Committee.

ITEM # 8: For a majority of 631,554,277 votes for, 757,290 abstentions and 1,165,070 votes against this motion, the Shareholders resolved to approve the Auditor’s remuneration of AR$ 37,074,000, payable for such Auditor’s work related to the audit of the Company’s financial statements for the fiscal year ended December 31, 2019.

ITEM # 9:

(i) Appoint three regular directors who shall hold office for three fiscal years in order to fill the vacancies originated upon expiration of the term of office:

For a majority of 623,993,367 votes for, 767,320 abstentions and 8,715,950 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Jorge Horacio Brito as regular director to hold office for three fiscal years.

For a majority of 617,185,897 votes for, 765,780 abstentions and 15,524,960 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Delfín Federico Ezequiel Carballo as regular director to hold office for three fiscal years.

For a majority of 582,426,887 votes for, 6,825,190 abstentions and 44,224,560 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Ramiro Tosi as regular director to hold office for three fiscal years.

(ii) Appoint one regular director who shall hold office for one fiscal year in order to fill the vacancy originated upon the resignation of Mr. Juan Martín Monge Varela and complete his term of office:

For a majority of 582,445,627 votes for, 6,802,790 abstentions and 44,228,220 votes against, upon a motion made by the representative of the shareholder ANSES-FGS, the Shareholders’ Meeting resolved to call a 30-day recess, under section 247 of the Argentine Business Companies Act No. 19550, and decide this appointment when this Shareholders’ Meeting is resumed.

(iii) Appoint one regular director who shall hold office for two fiscal years in order to fill the vacancy originated upon the resignation of Mr. Martín Estanislao Gorosito and complete his term of office:

For a majority of 582,443,127 votes for, 6,801,390 abstentions and 44,232,120 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Guillermo Merediz as regular director to hold office for two fiscal years.

(iv) Appoint one alternate director who shall hold office for two fiscal years in order to fill the vacancy originated upon the resignation of Mr. Alejandro Guillermo Chiti and complete his term of office:

For a majority of 582,112,577 votes for, 7,096,610 abstentions and 44,267,450 votes against, upon a motion made by the representative of the shareholder ANSES-FGS, the Shareholders’ Meeting resolved to call a 30-day recess, under section 247 of the Argentine Business Companies Act No. 19550, and decide this appointment when this Shareholders’ Meeting is resumed.

ITEM # 10: For a majority of 622,708,547 votes for, 8,333,250 abstentions and 2,434,840 votes against this motion, the Shareholders’ Meeting resolved that the Supervisory Committee shall be composed of three regular members and three alternate members and designated the Accountants Alejandro Almarza, Carlos Javier Piazza and Enrique Alfredo Fila as regular syndics and the Accountants Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Gustavo Macagno as alternate syndics, to hold office for one fiscal year.

ITEM # 11: For a majority of 630,896,527 votes for, 695,590 abstentions and 1,884,520 votes against this motion, the Shareholders’ Meeting resolved to designate as Independent Auditors for the fiscal year ending December 31, 2020, the Certified Public Accountant Carlos Marcelo Szpunar, who shall act as regular auditor and the Certified Public Accountant Pablo Mario Moreno as alternate auditor, both partners at the accounting and auditing firm Pistrelli, Henry Martin y Asociados S.R.L.

ITEM # 12: For a majority of 447,212,067 votes for, 1,236,350 abstentions and 185,028,220 votes against this motion, the Shareholders’ Meeting resolved to establish the budget for the Audit Committee in AR$ 2,764,000.

ITEM # 13: For a majority of 447,742,807 votes for, 184,832,480 abstentions and 901,350 votes against this motion, the Shareholders’ Meeting resolved to authorize Hugo Nicolás Luis Bruzone, Carolina Paola Leonhart, Carla Valeria Lorenzo, Paola Beatriz Gayoso, Luciano Babuin, Alejandro Senillosa and Gabriela Eliana Blanco, so that any one of them acting jointly, severally or individually, may carry out before the relevant entities any acts or proceedings that are necessary for the approval and registration of the resolutions approved by this Shareholders’ Meeting, as applicable, with powers to execute and deliver all public and private instruments that may be appropriate or convenient for the above mentioned purpose, including the powers to publish official notices, answer notices and withdraw documentation.

Signed: Delfín Jorge Ezequiel Carballo (Chairman of the Board); Juan Antonio Rinaldi (representing the shareholder Jorge Horacio Brito); María Belén Albornoz (representing The Bank of New York Mellon); Ignacio Álvarez Pizzo (representing the shareholder ANSES-FGS); and Alejandro Almarza (member of the Supervisory Committee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 4, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer